TERYL RESOURCES CORP.
Suite 240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Tel: 604.278-5996
Fax: 604.278.3409

January 30, 2012

MANAGEMENT DISCUSSION & ANALYSIS

This discussion and analysis should be read in conjunction with the interim consolidated financial statements and related notes thereto for the six months ended November 30, 2011 and 2010, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts in the financial statements and this discussion and analysis are expressed in Canadian dollars, unless otherwise indicated.

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A using the terms “may”, “expects to”, “projects”, “estimates”, “plans”, and other terms denoting future possibilities, are forward-looking statements in respect to various issues including upcoming events based upon current expectations, which involve risks and uncertainties that could cause actual outcomes and results to differ materially. The future conduct of our business and the feasibility of our mineral exploration properties are dependent upon a number of factors and there can be no assurance that we will be able to conduct our operations as contemplated and the accuracy of these statements cannot be guaranteed as they are subject to a variety of risks that are beyond our ability to predict or control and which may cause actual results to differ materially from the projections or estimates contained herein. The risks include, but are not limited to, the risks described in this MD&A; those risks set out in our disclosure documents and our annual and quarterly reports; the fact that exploration activities seldom result in the discovery of a commercially viable mineral resource and also require significant amounts of capital to undertake, and the other risks associated with start-up mineral exploration operations with insufficient liquidity, and no historical profitability.

Overview

We are engaged in the acquisition, exploration and development of natural resource properties. We currently have mineral property and oil and gas interests in Alaska, Texas and Kentucky.

We are a reporting issuer in British Columbia and Alberta and trade on the TSX Venture Exchange (the (“TSX.V”) under the symbol “TRC”. We are also listed on the OTC BB under the symbol “TRYLF”.

Our main exploration and development work over the last several years has taken place on the Gil claims, a gold prospect located in the Fairbanks Mining District, Alaska.

Mineral and Exploration Properties

Gil Claims, Fairbanks Mining District, Alaska

Until December 19, 2011 we owned a 20% working interest in 237 claims located in the Gilmore dome area of Fairbanks district of Alaska, known as the Gil mineral property.

On September 21, 2011 we entered into a letter of intent (“LOI”) to sell all of its remaining 20% interest in the Gil Venture property to Fairbanks. In accordance with the terms of the LOI, Fairbanks grants to the Company a production royalty equal to 1% of net smelter returns on all production from the property up to $15,000,000, after which the royalty is equal to 0.5% of the net smelter returns on all production from the property. At closing Fairbanks will pay the Company US$2,500,000 as an advance payment of the production royalty. An additional advance payment of royalty of US$1,500,000 will be paid to the Company upon commencement of commercial production from a mine constructed on the property. The transaction was closed with Asset Purchase Agreement effective December 19, 2011 upon which the Company received the advance payment of $2,500,000.

West Ridge Claims, Fairbanks Mining District, Alaska

We earned a 100% in the West Ridge mineral claims, comprising approximately 5,200 acres, located in the Dome Creek area of the Fairbanks district of Alaska, which claims are subject to a 1% net smelter return to the State of Alaska. The West Ridge property adjoins Kinross Gold Corp.’s True North gold deposit and lies approximately eight miles northwest of the producing Fort Knox gold mine. During the year ended May 31, 2011, we expended $8,165 (2010 - $Nil) on exploration expenditures on the West Ridge property. During the six months ended November 30, 2011 we incurred exploration cost of $9,558 on the West Ridge Claims. During the year ended May 31, 2011, we did not write off any exploration and development expenditures; during the year ended May 31, 2010, we wrote off cumulative exploration and development expenditures of $661,615, because during 2010 we did not carry out any exploration work. As we announced on December 6, 2011, the assessment work and rental fees were completed for 2011.

Fish Creek Claims, Fairbanks Mining District, Alaska

In March 2002, we acquired from Linux Gold Corp., a company with common directors, an option to earn a 50% interest in the thirty Fish Creek claims, located in the Fairbanks Mining District in Alaska, by expending $500,000 US within three years and the issuance of 200,000 common shares, which shares were issued in December 2002. An additional 100,000 shares were issued in February 2007 in payment for an extension of the date on which expenditures were required to be completed to March 5, 2007, which dates was extended to March 5, 2012.

Linux Gold Corp. will retain a 5% net royalty interest until we pay $2,000,000 US and/or back in for a 25% working interest prior to commencement of production. During the year ended May 31, 2010, we wrote off our cumulative exploration and development expenditures of $111,947 entirely, since the claims were not explored. We did not incur exploration and development expenditures on Fish Creek Claims during the year ended May 31, 2011. During the six months ended November 30, 2011 we incurred $2,139 on mining lease payment.

On October 1, 2011 the Company and Linux further amended the agreement to extend the option agreement to March 5, 2012.

On December 1, 2011 the Company and Teryl further amended the agreement to include the following terms which are subject to regulatory approval:

-	Teryl will apply $75,000 owed by the Company to Teryl towards the above stated minimum exploration budget of US$500,000;

-	Teryl has an option to pay the expenditures for the Fish Creek property in cash in lieu of the exploration costs to the Company; and

-	The term of the agreement is extended to March 5, 2013.

The Company will continue to maintain the option agreement and will commence its exploration program once more funding is available.

As we announced on December 6, 2011, the assessment work and rental fees were completed for 2011.

Silverknife, Laird, BC, Canada

Pursuant to agreements with Reg Technologies Inc. (“Reg”), SMR Investments Ltd. (“SMR”), Rapitan Resources Inc. (“Rapitan”), and Chevron Minerals Ltd. (“Chevron”), we acquired a 30% working interest in the Silverknife mineral claims, situated in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR. We have written down the acquisition costs to $1 and have written off the exploration and development expenditures on this property entirely, since the claims are not currently being explored.

On December 21, 2010 we announced our purchase of an additional 10% NPI in the Silverknife property for consideration of 200,000 common shares (issued on January 25, 2011), resulting in our total ownership of 30% working interest and a 10% net profit interest of the property.

As we announced on December 6, 2011, the assessment work and rental fees were completed for 2011. Exploration work is planned for calendar year 2012.

Kahiltna Terrane Option, Alaska, USA

On September 1, 2010 the Company signed a Letter Agreement with a group of owners (the “Vendors”) for mineral claims located in the Kahiltna Terrane area approximately 130 kilometers northwest of Anchorage, Alaska.

The letter agreement includes an option agreement (the “Option Agreement”) to acquire a 50% interest in eleven mineral claims (the “Fortitude Project”). Consideration for the option is as follows:

-	issue 50,000 common shares upon approval of the option agreement by the TSX.V (the “Approval Date”) (issued on November 2, 2010, at a fair value of $7,500);

-	issue an additional 50,000 common shares on the first anniversary of the Approval Date;

-	issue an additional 100,000 common shares and pay a US$10,000 cash payment on the second anniversary of the Approval Date; and

-	contribute $50,000 US for exploration expenditures in the first year and $100,000 US in exploration expenditures in the second year.

As at May 31, 2011, the Company planned to terminate the Option Agreement with the Vendors. Accordingly, property cost of $7,500 and exploration costs of $34,261 were written off. The Option Agreement was officially terminated on October 4, 2011.

Also in accordance with the Letter Agreement, on October 26, 2010 the Company staked and recorded an additional 23 mineral claims in the Kahiltna Terrane five miles from the exterior boundary of the Fortitude Project. The additional mineral claims are 100% owned by Teryl Resources Corp, subject to a 2½ % net royalty interest to the Vendors.

As we announced on December 6, 2011, the assessment work and rental fees were completed for 2011.

Oil and Gas Properties

Fayette and Burleson Counties, Texas

We own a 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas. During the six months ended November 30, 2011, revenues of $14,050 were recorded from the Texas properties compared to revenues of $17,880 for the same period of 2011. The carrying cost of these wells has been completely depleted.

Summary of Quarterly Results

The following is a summary of our financial results of eight of our most recently completed quarters:

	Three	Three	Three	Three	Three	Three	Three	Three
	Months	Months	Months	Months	Months	Months	months	months
	ended	ended	ended	ended	ended	ended	ended	ended
	Nov. 30,	Aug. 31,	May. 31,	Feb. 28,	Nov. 30,	Aug. 31,	May 31,	Feb. 28,
	2011	2011	2011	2011	2010	2010	2010	2010
Description	$	$	$	$	$	$	$	$
Revenues	$11,483	$8,311	$7,824	$6,700	$11,785	$6,660	7,646	$1,064
Income or loss before other items
Total	(71,029)	(59,360)	(262,583)	(116,667)	(91,956)	(59,360)	(958,937)	(158,356)
Per share	(0.001)	(0.001)	(0.002)	(0.002)	(0.001)	(0.00)	(0.01)	(0.003)
Net loss for period
Total	(71,029)	(59,360)	(262,583)	(116,667)	(91,856)	(59,360)	(958,937)	(158,356)
Per share	(0.001)	(0.001)	(0.002)	(0.002)	(0.002)	(0.001)	(0.01)	(0.003)

As we are in the exploration stage, variances by quarter reflect overall corporate activity and are also impacted by factors which are not recurring each quarter, such as exploration programs and financing costs.

The fluctuations in net loss are mainly due to the difficulties faced by small companies when it comes to raising funds in the current economic climate. When a financing is completed, expenditures rise, increasing the net loss. As those funds are allocated, expenditures decline, reducing the net loss.

Results of Operations

We incurred a net loss of $130,389 during the six months ended November 30, 2011 (“2012”), compared to a net loss of $180,774 during the six months ended November 30, 2010 (“2011”).

Net revenue from oil sales after operating costs and royalty decreased from $14,543 in 2011 to $11,664 in 2012.

As listed below, all our general and administrative expenses except office and administrative expenses decreased from 2011 to 2012 due to our continuing efforts to streamline our operations and increase the efficiency of our in-house operations.

	2012 $	2011 $
Amortization of equipment	488	885
Filing and regulatory fees	11,446	13,431
Consulting, management and directors’ fees (Note 11)	52,403	56,981
Office and sundry	8,850	13,924
Office rent and utilities	6,508	6,964
Professional fees	9,660	15,479
Publicity, promotion and investor relations	33,202	61,176
Secretarial and employee benefits	12,883	14,164
Stock-based compensation	-	730
Travel, auto and entertainment	2,407	6,820

Liquidity and Capital Resources

As of November 30, 2011 we had a cash position of $54, compared to $19,371 as at May 31, 2011, representing a decrease of $19,317. As of November 30, 2011, we had a working capital deficit of $59,468, compared to a working capital of $42,452 as at May 31, 2011.

During the six months ended November 30, 2011, we raised net proceeds of $52,645 from sale of 575,000 units of private placement at a price of $0.10 per unit.

During the six months ended November 30, 2011, we also financed our operations with net advances of $64,122 from related parties and bank indebtedness of $10,032.

In December, 2011 the Company received $2,500,000 from the sale of its 20% interest in Gil Venture Property. The management believes that the Company has sufficient funds as working capital and to carry out exploration programs on its properties for a minimum of two years.

We estimate that we will require approximately $270,000 to fund our general and administrative expenses for the next twelve months. We will also require $100,000 to complete the proposed exploration program on the West Ridge mineral property and $150,000 to complete out our exploration program on our Silverknife mineral property.

Transactions with Related Parties

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. During the six months ended November 30, 2011, we entered into the following transactions with related parties:

-
SMR Investments Ltd. (“SMR”) is a private company controlled by an officer of the Company. Under a management contract with SMR, the Company agreed to pay up to $2,500 per month for management services. The Company was charged management fees by SMR of $15,000 during the six months ended November 30, 2011 (2011 - $15,000). As of November 30, 2011, $43,925 (May 31, 2011 - $8,776) was payable to SMR by the Company.

-
During the six months ended November 30, 2011, directors fees of $6,000 (2011 - $6,000) were paid to the President of the Company. Fees of $2,563 (2011 - $2,827) were accrued to KLR Petroleum Ltd. (which is controlled by an officer of the Company) for administration of the Company payroll and benefit plan.

The following advances to/from related parties are unsecured, non-interest bearing and have no fixed terms of repayment. Unless otherwise indicated, the companies are controlled by our President and CEO or are companies where he is the President and CEO:

Advances to related parties:

	November 30,	May 31, 2011
	2011	$
	$
IAS Energy, Inc.	9,937	24,821
Linux Gold, Inc.	85,163	74,946
REGI US, Inc.	24,684	28,600
	119,784	128,367

Advances from related parties:

	November 30,	May 31,
	2011	2011
	$	$
JGR Petroleum Corp.	2,748	-
KLR Petroleum Ltd.	4,884	-
Minewest Silver and Gold Inc.	280	-
Reg Technologies Inc.	7,213	7,213
SMR Investments Ltd.	43,925	8,776
	59,050	15,989

Subsequent Events and Significant Recent Developments

During December, 2011, 1,983,326 warrants exercisable into the Company’s common stock at $0.20 per share expired unexercised.

Effective December 19, 2011 the Company executed the Asset Purchase Agreement to sell all of its remaining 20% interest in the Gil Venture property to Fairbanks. Fairbanks granted to the Company a production royalty equal to 1% of net smelter returns on all production from the property up to $15,000,000, after which the royalty is equal to 0.5% of the net smelter returns on all production from the property. On December 19, 2011 Fairbanks paid the Company US$2,500,000 as an advance payment of the production royalty. An additional advance payment of royalty of US$1,500,000 will be paid to the Company upon commencement of commercial production from a mine constructed on the property.

Directors and Officers

Our Board of Directors is as follows:

John Robertson
Donna Moroney
Suzan El-Khatib
Suzanne Robertson
Thomas Robertson

Our officers are:

John Robertson     President and Chief Executive Officer
Jane He          Chief Financial Officer

Share Capital

Our authorized share capital consists of 105,000,000 shares, divided into 100,000,000 common shares without par value and 5,000,000 preferred shares with a par value of $1.00 each. As of December 9, 2011, we have 72,103,605 common shares and no preferred shares issued and outstanding.

During the six months ended November 30, 2011, we issued 575,000 units of capital stock pursuant to a private placement at $0.10 per unit. Each unit consists of one common share and one share purchase warrant exercisable into the Company’s common stock at $0.15 per share expiring September 30, 2012. In connection with the private placement finders’ fee of $2,100 was paid and 10,000 broker warrants were issued which are exercisable into the Company’s common stock at $0.15 per share expiring September 30, 2012. The broker warrants were valued at $202 using the Black-Scholes option pricing model, with the assumptions of risk free interest rate – 0.83%, expected life - one year, expected dividend yield - $ nil and expected stock price volatility – 111.84%.

The following is a summary of the stock options and share purchase warrants outstanding as at November 30, 2011:

Stock Options:

			Remaining	Number of
	Exercise Price	Number	Contractual Life	Options
Expiry Date	$	of Options	(years)	Exercisable
April 24, 2012	0.150	1,650,000	0.40	412,500
November 7, 2012	0.220	25,000	0.94	6,250
March 10, 2013	0.210	75,000	1.28	18,750
October 30, 2014	0.185	225,000	2.92	56,250
November 5, 2014	0.185	50,000	2.94	12,500
April 19, 2015	0.240	100,000	3.39	25,000
August 26, 2013	0.190	250,000	1.74	250,000
		2,375,000		781,250

			Remaining
	Exercise	Number	Contractual Life
Expiry Date	Price	of Warrants	(years)
	$
December 17, 2011	0.20	1,983,326	0.05
January 19, 2012	0.20	1,398,333	0.14
September 30, 2012	0.15	585,000	0.84

		3,966,659

Critical Accounting Policies

The critical accounting policies of the Company are outlined in our unaudited consolidated financial statements for the six months ended November 30, 2011 and our audited consolidated financial statements for the year ended May 31, 2011. Accounting policies are critical if they rely on a substantial amount of judgment in their application or if they result from a choice between accounting alternatives and that choice has a material impact on reported results or financial position.

New standards and interpretations

A number of new standards and interpretations issued by the International Accounting Standards Board and the International Financial Reporting Interpretations Committees, and amendments to standards and interpretations, are not yet effective for the six months ended November 30, 2011, and have not been applied in preparing these unaudited interim consolidated financial statements. The extent of the impact of adoption of these standards and interpretations on the consolidated financial statements of the Corporation has not been determined.

Risks and Uncertainties

Our principal activity is mineral exploration and development. Companies in this industry are subject to many and varied kinds of risks, but not limited to, environmental, metal prices, political and economical.

Although we have taken steps to verify the title to mineral properties in which we have an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title. Property titles may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

We have no significant sources of operating cash flow and no revenue from operations. Additional capital will be required to fund our exploration program. The sources of funds available to us are the sale of marketable securities, sale of equity capital or the offering of an interest in its project to another party. There is no assurance that we will be able to obtain adequate financing in the future or that such financing will be advantageous to us.

The property interests owned by us or in which we have an option to earn an interest are in the exploration stages only, are without known bodies of commercial mineralization and have no ongoing mining operations. Mineral exploration involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines. Exploration of our mineral exploration may not result in any discoveries of commercial bodies of mineralization. If our efforts do not result in any discovery of commercial mineralization, we will be forced to look for other exploration projects or cease operations.

We are subject to the laws and regulations relating to environmental matters in all jurisdictions in which we operate, including provisions relating to property reclamation, discharge of hazardous materials and other matters. We may also be held liable should environmental problems be discovered that were caused by former owners and operators of our properties in which we previously had no interest. We conduct our mineral exploration activities in compliance with applicable environmental protection legislation. We are not aware of any existing environmental problems related to any of our current or former properties that may result in material liabilities to us.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Additional Information

Additional information relating to our company is available on SEDAR at www.sedar.com.